March 27, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Acceleration Request -
    Registration Statement on Form S-1
    File No. 333-
    Registrant: Allstate Life Insurance Company of New York
    Principal Underwriter: Allstate Distributors, LLC

Members of the Commission:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, acceleration of the above-referenced Registration Statement on Form S-1 is hereby requested to May 1, 2012.

Please direct any questions or comments to Beth Brown at 847-402-7855. Thank you.

Very truly yours,

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK


/s/ Susan L. Lees
-------------------------------
Susan L. Lees
Senior Vice President, General Counsel
and Secretary


ALLSTATE DISTRIBUTORS, LLC


/s/ Susan L. Lees
-------------------------------
Susan L. Lees
Secretary